Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                            August 18, 2008

SUPPLEMENT DATED AUGUST 18, 2008 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND JULY PERFORMANCE UPDATE

FUND	JULY	2008 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	-5.06%	11.45%	$78.4M	$1,459.405
Grant Park Futures Fund Class B Units	-5.12%	10.89%	$469.0M	$1,267.142
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Long positions in the energy sector incurred the fund’s largest losses during July after crude oil prices fell more than 11% by month’s end.  Prices broke after Hurricane Bertha moved away from crude oil platforms in the Gulf of Mexico and continued lower throughout the month as reports released in the U.S and abroad indicated that high prices were driving the demand for fuel lower.

A near-sector wide downshift in softs/agriculturals moved against Grant Park’s positions.  After several months of positive performance, our positions in corn and soybeans declined by 20% and 12%, respectively. After substantial rains and flooding restricted planting activities earlier in the summer, improved weather since has allowed farmers to plant more acreage.  Analysts are therefore expecting a more bountiful grain harvest, with a corresponding decrease in future prices.

Grant Park’s positions in this sector created losses during July, including short positions in the German bund and Euribor (European Interbank Offered Rate) markets.  The release of a poor economic outlook for the European economy drove prices upward.  Falling consumer confidence levels, poor growth data for Germany, and record high inflation all helped paint the backdrop for rallies in the fixed income markets.

Position in the metals sector registered minor losses.  A month-end rally in the US dollar put pressure on the sector and had a large impact on the 5.7% decrease in copper prices.   Further, Congress’ discussion of intervening in the grain and energy markets caused many larger institutions to liquidate positions and move to the sidelines of the commodity markets.

Grant Park posted gains in the equity indices markets, driven by our short positions in the European and U.S. equity markets.  In the U.S., the possible failure of Fannie Mae and Freddie Mac sent ripples through the markets, causing many speculators to lose confidence and begin liquidating their equity positions.   Prices declined and the markets quieted after Congress voted to protect the two mortgage lenders.  Abroad, European indices, including the CAC 40 and IBEX 35, declined as poor economic conditions in the Eurozone continued.   The ECB President’s failure to raise rates, coupled with Germany’s announcement that the second quarter would produce another quarter of negative growth played a big part in putting downward pressure on share prices.

Grant Park’s positions across a variety of non-major currencies registered profits.  Early in the month, the portfolio’s short dollar positions earned modest gains.  The biggest contributors to the sector were the long positions in the Colombian and Mexican pesos.  In response to rising inflation across Mexico and Latin America, both the Colombian and Mexican Central Banks opted to raise rates, giving their respective currencies a boost.  These positions along with long positions in the Brazilian real and Turkish lira lifted sector performance and offset minor losses in the euro and Great British pound.

OTHER FUND NEWS
On July 1, 2008, Grant Park Futures Fund Limited Partnership filed a supplement to its current Prospectus dated December 3, 2007.  The prospectus supplement serves as notification of the General Partner’s intention to add two additional commodity trading advisors to Grant Park.  The new trading advisors, Global Advisors LP and Transtrend BV, will receive an initial allocation effective July 1, 2008.  Grant Park will continue to retain its current trading relationships with its six other existing advisors.

This change is the result of extensive qualitative and quantitative review and due diligence by the General Partner, and was undertaken to enhance and complement Grant Park’s current managers.  Grant Park continues to be positioned as a trend trading fund employing systematic, diversified trading managers.  It is the General Partner’s belief that the methods and market philosophies employed by the new managers compliment those used by our current managers and should add value.  However,

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com ultimately the performance of Grant Park depends on the existence of sustainable trends in the markets in which it trades, and there can be no assurances that Grant Park will achieve its investment objectives.

In efforts to continuously provide excellent customer service, Dearborn Capital Management is in the process of making improvements to its fund administration system. Some of the key changes include redesigned investor statements, online access and new Investor ID numbers.  Dearborn expects these updates to take place during the Fourth Quarter, 2008 and will notify investors prior to any changes taking effect.

Your monthly Grant Park statements are now available via the Client Services link on our website at www.dearborncapital.com.  If you no longer wish to receive your paper copy via regular mail, you are asked to return a signed document acknowledging this which is available on our website.

If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson Suite 600 Chicago, IL 60661 312.756.4450 312.756.4452 fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free) www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
JULY 31, 2008

Statement of Income
	Month (A Units) in US $	Year to Date (A Units) in US $	Month (B Units) in US $	Year to Date (B Units) in US $	Month Total in US $	Year to Date Total in US $
Trading Income (Loss):
Realized Trading Income (Loss)	(1,509,323)	14,585,840	(9,057,510)	79,208,902	(10,566,833)	93,794,742
Change in Unrealized Income (Loss)	(2,323,678)	(816,329)	(13,944,489)	(3,974,179)	(16,268,167)	(4,790,508)
Brokerage Commissions	(17,858)	(115,672)	(107,168)	(657,322)	(125,026)	(772,994)
Exchange, Clearing Fees and NFA charges	(26,054)	(171,150)	(156,348)	(974,838)	(182,402)	(1,145,988)
Other Trading Costs	(48,956)	(417,476)	(293,786)	(2,379,314)	(342,742)	(2,796,790)
Change in Accrued Commissions	(6,104)	5,494	(36,641)	25,776	(42,745)	31,270

Net Trading Income (Loss)	(3,931,973)	13,070,707	(23,595,942)	71,249,025	(27,527,915)	84,319,732

Other Income:
Interest, U.S. Obligations	55,610	315,879	333,719	1,794,732	389,329	2,110,611
Interest, Other	115,618	1,079,910	693,830	6,098,699	809,448	7,178,609

Total Income (Loss)	(3,760,745)	14,466,496	(22,568,393)	79,142,456	(26,329,138)	93,608,952

Expenses:
Incentive Fees to Trading Managers		3,237,537		18,088,218		21,325,755
Administrative Fees	16,496	116,467	98,990	664,284	115,486	780,751
O&O Expenses	13,196	93,174	237,577	1,594,281	250,773	1,687,455
Brokerage Expenses	399,192	2,818,502	2,573,748	17,271,370	2,972,940	20,089,872
Illinois Replacement Tax

Total Expenses	428,884	6,265,680	2,910,315	37,618,153	3,339,199	43,883,833

Net Income (Loss)	(4,189,629)	8,200,816	(25,478,708)	41,524,303	(29,668,337)	49,725,119

Statement of Changes in Net Asset Value

Beginning Balance	80,731,268	72,077,907	485,146,345	383,607,889	565,877,613	455,685,796
Additions	2,141,005	11,162,024	12,173,666	66,042,748	14,314,671	77,204,772
Net Income (Loss)	(4,189,629)	8,200,816	(25,478,708)	41,524,303	(29,668,337)	49,725,119
Redemptions	(258,951)	(13,017,054)	(2,868,420)	(22,202,057)	(3,127,371)	(35,219,111)

Balance at JULY 31, 2008	78,423,693	78,423,693	468,972,883	468,972,883	547,396,576	547,396,576
Total Units Held at End of The Period		53,736.74073		370,102.94623
Net Asset Value Per Unit		1,459,405		1,267.142
Rate of Return	-5.06%	11.45%	-5.12%	10.89%

To the best of my knowledge and belief the
information contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP